Exhibit (b)(1)

UBS AG, Tokyo Branch East Tower, Otemachi First Square, 5-1, Otemachi 1-Chome Chiyoda-ku, Tokyo 100-0004 Japan

Asahi Kasei Corporation

1-105 Kanda Jinbocho,

Chiyoda-ku, Tokyo

101-8101 Japan

For the attention of:

Mr. Taketsugu Fujiwara, President and Representative Director

March 9, 2012

Project Athena – Commitment Letter

Dear Sirs:

You have advised UBS AG, Tokyo Branch (UBS) that Asahi Kasei Corporation (the Parent), through one or more wholly owned subsidiaries incorporated in the Commonwealth of Massachusetts (the Acquiror), intends to conduct a tender offer (the Offer) for the shares of ZOLL Medical Corporation (the Target, and together with its subsidiaries, the Target Group) and merge with and into the Target. The date of the purchase of the shares of the Target tendered in the Offer is referred to as the Offer Closing Date. You have further advised UBS that, depending upon the results of the Offer, the acquisition by the Parent of 100% of the shares of the Target may be acquired by means of (a) a short-form merger that occurs on or shortly after the Offer Closing Date (the Short-Form Transaction) or (b) a long-form merger that occurs as promptly as reasonably practicable after the Offer Closing Date (the Long-Form Transaction), in each case as described more fully below:

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The Short-Form Transaction: If the Parent obtains 90% or more of the issued and outstanding shares of the Target pursuant to the Offer or pursuant to the option to purchase the authorized and unissued shares of the Target from the Target granted to the Acquiror under, and in accordance with the terms set forth in, the Merger Agreement (as defined in the Term Sheet) on the Offer Closing Date, within a reasonable period following the Offer Closing Date the Acquiror will merge with and into the Target pursuant to a short-form merger in accordance with the laws of the Commonwealth of Massachusetts, resulting in the Parent’s owning, directly or indirectly, 100% of the shares of the Target, as the surviving corporation of such merger.

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The Long-Form Transaction: If the Parent, pursuant to the Offer, obtains 66 2/3% or more but less than 90% of the issued and outstanding shares of the Target on the Offer Closing Date, the approval of the shareholders of the Target to approve a merger of the Acquiror with and into the Target will be sought as promptly as reasonably practicable after the Offer Closing Date. Upon obtaining shareholder approval, the Acquiror will merge with and into the Target pursuant to a long-form merger in accordance with the laws of the Commonwealth of Massachusetts, resulting in the Parent’s owning, directly or indirectly, 100% of the shares of the Target, as the surviving corporation of such merger.

The merger described above under either the Short-Form Transaction or the Long-Form Transaction is referred to as the Merger. The Merger together with the Offer and all related transactions in connection with the acquisition of the Target are referred to, collectively, as the Acquisition.

Commitment

Subject to the terms contained in this letter, the attached term sheet (the Term Sheet) and the fee letter dated the date of this letter between us (the Fee Letter and, together with this letter and the Term Sheet, the Commitment Documents):

(a)	UBS is pleased to offer to commit to provide, or to cause one or more of its affiliates to provide, the full amount of the facilities described in the Term Sheet (the Facilities); and

(b)	UBS is pleased to offer to act as exclusive bookrunner and exclusive mandated lead arranger with respect to the Facilities.

The Acquisition and the Facilities are referred to, collectively, as the Transaction. Further, documentation for the Offer is referred to as the Offer Documents, and documentation for the Acquisition, including, without limitation, the Merger Agreement, is referred to, collectively, as the Acquisition Documents.

UBS reserves the right, after consultation with you, to appoint one or more of the lenders of the Facilities to act as facility agent under the Facilities after announcement of the Acquisition. UBS shall be permitted to allocate to one or more lenders such titles as UBS may determine with respect to the Facilities.

Please note that those matters that are not covered or made clear in the Commitment Documents are subject to the mutual agreement of the parties to this letter.

Conditionality

The obligations of UBS under this letter are subject to satisfaction or waiver of the conditions precedent set forth in Appendix 1 to the Term Sheet and are subject to compliance with the terms of the Commitment Letter and the Fee Letter in all material respects. Notwithstanding anything in this Commitment Letter, the Fee Letter, the documentation for the Facilities (the Facilities Documentation) or any other letter agreement or other undertaking concerning the financing of the Transaction to the contrary, (i) the only representations and warranties the accuracy of which shall be a condition to availability of the Facilities shall be (A) such of the representations and warranties made by or with respect to the Target in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that you have (or your applicable affiliate has) the right to terminate your (or its) obligations under the Merger Agreement or decline to consummate the Acquisition as a result of a breach of such representations and warranties (the Specified Merger Agreement Representations) and (B) the Specified Representations (as defined below) and (ii) the terms of the Facilities Documentation shall be in a form such that they do not impair availability of the Facilities on the Closing Date (as defined in the Term Sheet) if the conditions expressly set forth herein and in the Term Sheet are satisfied. For purposes hereof, Specified Representations means the representations and warranties set forth in the Facilities Documentation relating to corporate or other organizational existence, binding obligations, no conflicts with other financings, organizational power and authority (as to execution, delivery and performance of the applicable Facilities Documentation), the due authorization, execution, delivery and enforceability of the applicable Facilities Documentation, no default, solvency as of the Closing Date of the Borrower and its subsidiaries on a consolidated basis, no conflicts of Facilities Documentation with charter documents, Information and Projections (as represented and warranted herein), no proceedings pending or threatened relating to the Facilities, the incurrence of indebtedness under the Facilities not resulting in a breach of applicable laws, pari passu ranking and anti-social forces. This paragraph shall be referred to herein as the Certain Funds Provision.

Information and Projections

(a)	You represent and warrant that, to the best of your knowledge and belief (after due and careful enquiry):

(i)	except (a) as set forth in (1) the information, documents or materials with respect to Target that are publicly available on the U.S. Securities Exchange Commission’s EDGAR database (the Publicly Available Information), (2) the Merger Agreement, as amended and supplemented from time to time and provided to the Lenders or (3) any additional information, documents or materials with respect to Target and/or its subsidiaries specifically designated by you as a supplement to the Publicly Available Information or Merger Agreement and provided to the Lenders or (b) liabilities incurred by Target in the ordinary course of business, there are no liabilities or obligations of Target or its subsidiaries that have resulted or would reasonably be expected to result in a Company Material Adverse Effect (as defined in the Term Sheet);

(ii)	all information other than the Projections (as defined below), which has been or is hereafter made available to UBS or any subsidiary, branch or affiliate of UBS (together, the UBS Group), in its capacity as a Lender, a Mandated Lead Arranger, a bookrunner or a Facility Agent but not in its capacity as a financial advisor to you, by you or on your behalf in connection with the Facilities (the Information), has been reviewed and analyzed by you in connection with the performance of your own due diligence and is or, in the case of Information made available after the date hereof, will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact known to you and necessary in order to make the statements contained therein not misleading (after giving effect to all supplements and updates thereto from time to time);

(iii)	none of the Information has been or will be provided to any of the UBS Group in violation of any confidentiality obligation binding upon you or upon any party from whom the information was obtained; and

(iv)	all financial projections, forward-looking statements and other information of a general economic or general industry nature in connection with the Transaction that have been or are hereafter made available to any of the UBS Group by you or your representatives, advisers or affiliates in connection with the Facilities (the Projections) have been or, in the case of Projections made available after the date hereof, will be prepared in good faith based upon assumptions that you (or the preparer thereof) believe to be reasonable at the time made; it being understood that the Projections are as to future events and are not to be viewed as facts and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material.

(b)	Prior to the Completion Date of Syndication (as defined below), you agree to supplement the Information and the Projections from time to time so that the representations and warranties made in paragraph (a) are at all times correct in all material respects, and you hereby acknowledge that the UBS Group will be using, and relying on, the Information and the Projections.

Syndication

(a)	UBS intends to syndicate the Facilities to a group of banks, financial institutions and other entities (together with UBS, the Lenders) identified by UBS after consultation with you; provided that, notwithstanding UBS’s right to syndicate the Facilities and receive commitments with respect thereto, (i) UBS shall not be relieved, released or novated from its obligations hereunder (including its obligation to fund the Facilities on the Closing Date) in connection with any syndication, assignment or participation of the Facilities, including its commitments in respect thereof, until after the Closing Date has occurred and (ii) unless you otherwise agree in writing, UBS shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Facilities, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Closing Date has occurred. UBS will, in consultation with you, manage all aspects of the syndication, including its timing, the selection of potential lenders, the acceptance and allocation of commitments and the amount and distribution of fees among lenders. Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter, but without limiting your obligations to assist with syndication efforts as set forth herein, it is understood that neither the commencement nor the completion of the syndication of the Facilities shall constitute a condition to the availability of the Facilities on the Closing Date.

(b)	In accordance with market practice, an information package containing customary information relevant to the Transaction (which will include, unless otherwise agreed by UBS, without limitation, current consolidated cash flow, income statement and balance sheet projections and financial projections for the Parent and the Acquiror and assumptions in respect thereof and details of management and strategy including proposals to be implemented following the Acquisition and such other information as UBS reasonably considers necessary for syndication; provided that the information relating to the Target Group shall be limited to the business plan, management and strategy, including proposals to be implemented following the Acquisition and their assumptions), the Parent, the Acquiror, the Acquisition (which includes, for the avoidance of doubt, the Offer) and the Facilities will be provided, on a confidential basis, to potential lenders. The final version of the information package and any additional or supporting information to be provided to potential lenders will be approved by the Parent and the Acquiror prior to distribution.

(c)	The Parent and the Acquiror will be responsible for the accuracy of the contents of the information package and hereby agree to make representations in the definitive financing documentation for the Facilities concerning the accuracy of the information package.

(d)	You agree to cooperate with UBS in the preparation of such a package and in effecting the syndication of the Facilities until the earlier of (a) 60 days after the Closing Date and (b) the date on which primary syndication of the Facilities is completed (the Completion Date of Syndication) (but not earlier than the Closing Date). Such assistance shall include (i) your hosting, and participating with UBS in, a reasonable number of lender and potential lender group meetings held in connection with such syndication and (ii) your using commercially reasonable efforts to ensure that the syndication benefits materially from your existing lending relationships.

Exclusivity

By your acceptance below you agree that from the date of acceptance of the offer set forth in this letter until the earlier to occur of (i) the Completion Date of Syndication and (ii) the date of termination of this Commitment Letter:

(a)	UBS will act as exclusive bookrunner and exclusive mandated lead arranger in relation to the Facilities and no other agent, co-agent, arranger or bookrunner will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and the Fee Letter) will be paid in connection with any of the Facilities unless you and we so agree; and

(b)	you will, and will procure that the Acquiror and your respective subsidiaries and affiliates will, ensure that no other finance in the international or any relevant domestic syndicated loan, debt, bank, capital or equity market(s) (including, but not limited to, any bilateral or syndicated facility, bond or note issuance or private placement) shall be incurred, borrowed, syndicated, issued or privately placed in relation to or for the purposes of funding or refinancing any of the funding for or relating to the Acquisition or otherwise by or on behalf of any of them (and there shall be no announcement or discussion of, or any attempt to effect, any such incurrence, borrowing, syndication, issue or placement), and no mandate or authorization to arrange or otherwise place any such financing in the national or international loan, capital or financial markets shall be awarded to any other financial institution or group of financial institutions, without the prior written consent of UBS (not to be unreasonably withheld).

Indemnity and Expenses

By your acceptance below and in partial consideration of UBS’s entry into this letter, you agree to (or to procure that the Acquiror will):

(a)	promptly reimburse UBS and its affiliates for any expenses (including legal fees and expenses; valuation, consultant and other professional fees; printing, reproduction and document delivery costs; and value added tax) incurred in connection with the syndication of the Facilities and matters incidental thereto and the preparation, review, negotiation, execution and delivery of this letter, the Term Sheet, the Fee Letter, the Finance Documents and any other documents relating to the Transaction;

(b)	indemnify the bookrunner, mandated lead arranger, facility agent and lender and, in each case, any of their (or their respective affiliates’) respective directors, officers, agents, employees and advisers and any of their respective affiliates (each an Indemnified Person) from and against any loss or liability arising out of the Transaction and the matters which are the subject of the commitment made under this letter (collectively, the Subject Matter);

(c)	without prejudice to paragraph (b) above, reimburse each Indemnified Person for any expenses (including legal fees and expenses and value added tax) which it may incur in connection with the investigation of, or preparation for, or defence of, any pending or threatened claim or any action or proceeding arising out of the Subject Matter, whether or not the Indemnified Person is a party thereto (Relevant Litigation). An Indemnified Person may separately instruct legal counsel in connection with any Relevant Litigation;

(d)	procure that no Indemnified Person will have any liability for (i) any Relevant Litigation, unless the Relevant Litigation is the result of gross negligence or wilful misconduct of the Indemnified Person, or (ii) any consequential damages that may be alleged as a result of any failure to make advances under the Facilities;

(e)	procure that no Indemnified Person will have any liability (whether direct or indirect, in contract, tort or otherwise) to you, any subsidiary of yours or any of your affiliates for or in connection with the transactions contemplated by the Commitment Documents (including in connection with the Information or any other information produced or approved by or on behalf of the Target); and

(f)	not settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, claim, suit or proceeding in respect of which indemnification may be sought under this letter (whether or not any Indemnified Person is a party thereto) without the prior consent of UBS unless such settlement, compromise, consent or termination includes a full and unconditional release of each Indemnified Person from any liabilities arising out of such action, claim, suit or proceeding, provided, however, that the foregoing indemnity shall not, as to any Indemnified Person, apply to (A) losses, claims, damages, liabilities or related expenses (i) to the extent they are due to or arising out of (a) bad faith, wilful misconduct, gross negligence or fraud by the Indemnified Person or (b) a material breach of such Indemnified Person of its obligations under this Commitment Letter, the Fee Letter, the Acquisition Documents and the other transactions contemplated hereby or (ii) arising out of any Relevant Litigation that does not involve an act or omission of you or any of your affiliates and that is brought by an Indemnified Person against another Indemnified Person, or (B) any settlement entered into by such Indemnified Person without your written consent (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding any other provisions of this Commitment Letter to the contrary, none of we, you, the Target or any Indemnified Person shall be liable for any indirect, special, punitive or consequential damages incurred in connection with the Transaction or the other transactions contemplated by this Commitment Letter (provided that this provision shall not limit your indemnification obligations set forth above).

Your obligations under this section Indemnity and Expenses shall be effective regardless of whether or not any Finance Documents are executed and whether or not any utilisation of the Facilities occurs.

Payments

All payments to be made under the Commitment Documents shall be made in immediately available, freely transferable cleared funds and in the currency of invoice to such account with such bank in the principal financial centre of the currency of invoice as UBS shall notify. All fees and other amounts payable under the Commitment Documents are exclusive of any value added tax, goods and services tax, consumption tax or similar tax or charge.

Conflicts of Interest

(a)	You acknowledge and agree that:

(i)	UBS and/or any other member of the UBS Group (including UBS AG and any subsidiary, branch or affiliate of UBS AG), in its capacity as principal or agent is involved in a wide range of commercial banking and investment banking activities globally (including investment advisory; asset management; research; and securities issuance, trading and brokerage) from which conflicting interests or duties may arise and therefore, conflicts may arise between duties of UBS under this commitment and other duties or interests of UBS or another member of the UBS Group; and

(ii)

UBS and any other member of the UBS Group may, at any time: (A) provide services to any other person (a Third Party); (B) engage in any transaction (on its own account or otherwise) with respect to the Parent, the Acquiror and/or the Target (each a Transaction Party) or any member of a Transaction Party’s group; or (C) act in relation to any matter for any Third Party whose interests may conflict with those of a Transaction Party or any member of its group, and may retain for its own benefit any related remuneration or profit, notwithstanding that a conflict of interest exists or may arise and/or any member of the UBS Group is in possession or has come or comes into possession (whether before, during or after the term of this commitment) of information confidential to you, provided that the directors, officers and employees of the UBS Group engaged in facilitating the Transaction or acting for a Third Party are not aware of information which is material to the Transaction and which continues to be confidential to you. You accept that permanent or ad hoc arrangements and/or information barriers may be used between, and within, the various divisions of UBS (or between, and within, the various divisions of other members of the UBS Group) for this purpose and that locating directors, officers or employees in separate workplaces is not necessary for such purpose.

(b)	UBS will use all confidential information received by it, as a Lender, a Mandated Lead Arranger, a bookrunner or a Facility Agent, in connection with the Transaction solely for the purposes of providing the services that are the subject of this Commitment Letter and will not use any such confidential information obtained from you or any of your affiliates by virtue of the Transaction or their other relationships with you and your affiliates in connection with the performance by UBS of services for other companies and UBS will not furnish any such information to other companies. UBS and the UBS Group operate rules, policies and procedures, including independence policies and permanent and ad hoc information barriers between and within divisions of UBS and the other members of the UBS Group, directed to ensuring that: (i) the individual directors, officers and employees involved in an assignment undertaken by a member of the UBS Group (including the Transaction) are not influenced by any such conflicting interest or duty; and (ii) that information which is held by a member of the UBS Group is not disclosed or made available to any other client.

Confidentiality

(a)	The Commitment Documents are delivered to you on the condition that they be kept confidential and not shown to or discussed with any third party without the prior written approval of UBS (other than (i) on a confidential and need to know basis, with your employees and your legal advisers; (ii) with the Target, its employees and its legal and financial advisers (provided that any disclosure of the Fee Letter to the Target, its employees or its legal and financial advisers shall be redacted in respect of the fees payable pursuant thereto unless we otherwise agree); (iii) as required by any applicable law or regulation and (iv) in any registration statement, prospectus, form, report, definitive proxy statement, schedule, statement or document required to be filed or furnished with the Securities and Exchange Commission by the Target, Acquiror or Parent (including the Schedule TO, the Offer Documents, the Schedule 14D-9 and the Proxy Statement, each as defined in the Merger Agreement, but not the Fee Letter or any information contained therein unless required by law or regulation, in which case (x) the Parent shall first provide two (2) business days’ prior written notice of any such required disclosure, which notice will include a description of the legal requirement compelling such disclosure, (y) the Fee Letter shall be redacted in respect of the fees payable pursuant thereto to the extent permitted under such law or regulation and (z) the Parent shall consult with UBS in connection with any such disclosure of the Fee Letter)).

(b)	You undertake by your acceptance below that neither you nor any of your affiliates will make any public announcements in relation to the Facilities except with the prior written consent of UBS.

Delegates

UBS reserves the right to employ the services of its affiliates in providing services contemplated by the Commitment Documents and to allocate, in whole or in part, to itself and/or to such affiliates the fees payable under this letter in such manner as UBS and such affiliates may agree in their sole discretion. You acknowledge that UBS and such affiliates may share with each other any information related to you, the Transaction or any of the matters contemplated by the Commitment Documents; provided that such affiliates shall first assume the confidentiality obligations at least at the same level as UBS owes hereunder and UBS shall be responsible for such affiliates’ performance of the confidentiality obligations. It is agreed by UBS that any such employment of or allocation to such affiliates shall not relieve UBS from any obligations owed to you under the Commitment Documents and/or Finance Documents.

Third Party Reliance

Save as provided in the next sentence, a person who is not a party to this letter has no right to enforce or enjoy the benefit of any terms of this letter and UBS shall not be liable to any such person by reason of entry into this letter or the disclosure of this letter to any such person. An Indemnified Person may rely on and enforce the provisions of the preceding section headed Indemnity and Expenses.

Miscellaneous

The Commitment Documents may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. The Commitment Documents and your rights under the Commitment Documents may not be assigned by you without the prior written consent of UBS and may not be amended or any provision of the Commitment Documents waived or modified except by an instrument in writing signed by each of the parties to this letter. The signatories of this letter may by agreement waive or modify the terms of this letter without the consent of any other Indemnified Person.

Governing Law

The Commitment Documents shall be governed by and construed in accordance with the laws of Japan. The Tokyo District Court has exclusive jurisdiction to settle any dispute arising out of or in connection with the Commitment Documents; provided, however, that it is understood and agreed that (a) the interpretation of the definition of “Company Material Adverse Effect” (and whether or not a Company Material Adverse Effect has occurred) and (b) the determination of the accuracy of any Specified Merger Agreement Representation and whether as a result of any inaccuracy thereof you have, or your affiliate has, the right to terminate your or your affiliate’s obligations under the Merger Agreement, in each case shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. The parties agree that the Tokyo District Court is the most appropriate and convenient court to settle disputes and accordingly no party will argue to the contrary. This submission to jurisdiction is for the benefit of UBS and UBS shall not be prevented from taking proceedings relating to a dispute in any other courts with jurisdiction. To the extent allowed by law, UBS may take concurrent proceedings in any number of jurisdictions.

Commitment Expiry

UBS’s commitment under this letter and the Term Sheet will commence upon your signature and return to us of the enclosed copy of this letter and the Fee Letter (in accordance with the instructions set out below).

The offer of UBS under this letter will terminate at 1.00 p.m. (Tokyo time) on March 12, 2012 unless you accept this letter and the Fee Letter at or prior to that time by signing and returning to UBS (for the attention of the undersigned) counterparts of this letter and the Fee Letter.

The commitment of UBS under this letter, if accepted by you, will in any event terminate, unless otherwise mutually agreed between you and UBS, upon the earlier of (i) the execution and delivery of the Facilities Agreement by all parties thereto; or (ii) 5.00 p.m. (Tokyo time) on May 6, 2012 if signing of the Facilities Agreement has not occurred on or prior to such date.

UBS and you may terminate this Commitment Letter by mutual agreement at any time.

Survival

The rights and obligations of the parties under the sections headed Indemnity and Expenses, Confidentiality, Third Party Reliance, Miscellaneous and Governing Law of this letter shall be the only provisions that survive in case of the termination hereof without signing of the Finance Documents; provided that on the Closing Date all such provisions (other than your obligations with respect to the confidentiality provisions with respect to the Fee Letter) shall automatically be superseded by the Finance Documents and you shall automatically be released from all liability in connection therewith at such time.

If you are in agreement with the foregoing, please sign and return to us one copy of this letter.

Yours faithfully,

UBS AG, TOKYO BRANCH

By:	/s/ Yuki Ikuno	By:	/s/ Haruto Tsutsumi
	Name: Yuki Ikuno		Name: Haruto Tsutsumi
	Title: Managing Director, Head of Global Syndicate Finance Japan		Title: Executive Director

Accepted and agreed on March 12, 2012.

ASAHI KASEI CORPORATION

By:	/s/ Taketsugu Fujiwara
	Name:	Mr. Taketsugu Fujiwara
	Title:	President and Representative Director

[Signature Page to Commitment Letter]

PROJECT ATHENA - FACILITIES TERM SHEET

Terms defined in the Commitment Letter shall, unless otherwise defined or the context requires otherwise, have the same meaning in this Term Sheet.

A.	PARTIES

Mandated Lead Arranger:	UBS AG, Tokyo Branch (UBS).

Bookrunner:	UBS.

Underwriter:	UBS.

Facility Agent:	UBS or another Lender to be agreed.

Lenders:	The Underwriter and a group of banks, financial institutions or other entities selected by the Mandated Lead Arranger in its discretion after consultation with the Borrower.

Borrower:	Asahi Kasei Corporation.

B.	FACILITIES

Facilities:

The facilities (the Facilities) will comprise:

(a)     an A Term Loan Facility – a 6-month bullet term loan facility available by way of cash advances; and

(b)     a B Term Loan Facility – a 6-month bullet term loan facility available by way of cash advances;

and will be advanced pursuant to a facilities agreement (the Facilities Agreement).

Amount:	(a) A Term Loan Facility: USD 500 million.

(b) B Term Loan Facility: JPY equivalent of USD 1,723 million.

Currency:	The A Term Loan Facility will be available for drawing in US Dollars and the B Term Loan Facility will be available for drawing in Japanese Yen.

Final Maturity Date:	A Term Loan Facility: 6 months from the initial drawdown date; and

B Term Loan Facility: 6 months from the initial drawdown date.

Purpose:	The Facilities will be applied in or towards:

(a)     financing the consideration payable by the Acquiror for shares in the Target under the Offer (including during any extension or subsequent offering period) through the intra-company advance to the Acquiror;

(b) if applicable, financing the purchase of the authorized and unissued shares of the Target from the Target pursuant to the option granted to the Acquiror under the Merger Agreement;

(c) financing the consideration payable by the Acquiror to minority shareholders of the Target in the process of the Merger through the intra-company advance to the Acquiror; and

(d) financing agreed fees, costs and other expenses associated with the Transaction.

Availability:	The Facilities will be available in up to two drawdowns, in each case on a day designated by the Borrower, with the initial drawdown to be made on or after the date of the consummation of the Offer (the date of the initial funding under the Facilities Agreement being referred to as the Closing Date) and any subsequent drawdown to be made on or before the date that is 3 months from the Closing Date.

The Facilities shall be utilized on a pro rata basis.

Ranking:	The Facilities shall rank pari passu with each other and with unsecured unsubordinated obligations.

C.	INTEREST AND FEES

Interest:

With respect to the A Term Loan Facility, USD LIBOR for 1 month (or such other periods as may be agreed) plus the Margin.

With respect to the B Term Loan Facility, JPY TIBOR for 1 month (or such other periods as may be agreed) plus the Margin.

Interest to be paid on the last day of each interest period (the Interest Payment Date). The Interest Payment Date is a common date for all the drawdowns and the Facilities.

All interest and commitment fee calculations shall be based on a 360-day year for USD LIBOR and a 365-day year for JPY TIBOR in accordance with market practice.

Margin:	A Term Loan Facility: 0.20% per annum

B Term Loan Facility: 0.05% per annum

Default:

An Event of Default or any event or circumstance which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

A Default (other than an Event of Default) is “continuing” if it has not been remedied or waived and an Event of Default is “continuing” if it has not been waived.

Default Interest:	The interest rate shall increase by 2% per annum on any overdue amount.

Commitment Fee:	0.05% per annum on the undrawn portion of each Lender’s total commitments under the A Term Loan Facility and 0.025% per annum on the undrawn portion of each Lender’s total commitment under the B Term Loan Facility and payable quarterly in arrears during the Availability Period and on the date on which that undrawn portion is reduced to zero.

Upfront Fee:	An upfront fee will be payable in the amount and in the manner specified in the Fee Letter.

D.	REPAYMENT AND CANCELLATION

Repayment:	The Borrower must repay all advances made to it in full on the Final Maturity Date.

Voluntary Prepayment:	At any time in whole or in part (but if in part in a minimum amount to be agreed) on not less than 5 business days’ notice.

Voluntary Cancellation:	At any time in whole or in part (but if in part in a minimum amount to be agreed).

Automatic Cancellation:	The commitments of each Lender under each Facility will be automatically cancelled at the close of business on the last day of the Availability Period to the extent undrawn at such time.

Prepayment/Cancellation – General:	No amount of a term loan advance repaid or prepaid may subsequently be reborrowed.

Any notice of prepayment and/or cancellation is irrevocable and must state the relevant date(s) and the affected credits and commitments.

All prepayments will be made at par together with interest accrued on the amount prepaid. No premium or penalty is payable in respect of any prepayment except for Break Costs (if the prepayment is not made on the last day of an interest period) which shall be paid on the date of prepayment.

Break Costs:	Means the amount (if any) by which: (a) the interest (including the Margin) which a Lender should have received pursuant to the terms of the Facilities Agreement for the period from the date of receipt of all or any part of the principal amount of a Loan or unpaid sum to the last day of the current Interest Period in respect of that Loan or unpaid sum, had the principal amount or unpaid sum received been paid on the last day of that Interest Period exceeds (b) the amount of interest which that Lender would be able to obtain by placing an amount equal to the principal amount or unpaid sum received by it on deposit with a leading bank in the relevant interbank market for a period starting on the business day following receipt or recovery and ending on the last day of the current Interest Period.

E.	DOCUMENTATION

Finance Documents:	The Facilities Agreement, the Commitment Letter, any syndication letter, any Fee Letter, any hedging agreement, any drawdown request and any other document designated as a “Finance Document” by the Facility Agent and the Borrower.

Transaction Documents:	The Finance Documents, the Offer Documents, the Acquisition Documents, and each intra-group loan document.

F.	CONDITIONS PRECEDENT

Conditions Precedent:	The borrowings under the Facilities on each funding date will be subject only to the applicable conditions precedent expressly set forth in Appendix (Conditions Precedent) to this Term Sheet.

Documentation Principles:	The Finance Documents shall be negotiated in good faith, shall contain the terms and conditions set forth in the Term Sheet and shall be usual and customary for transactions of this kind (the Documentation Principles).

Company Material Adverse Effect:	A “Company Material Adverse Effect” means any material adverse effect on (i) the business, condition (financial or otherwise) or results of operations of the Target and its Subsidiaries, taken as a whole, or (ii) the ability of the Target to perform its obligations under the Merger Agreement or to effect the Merger, excluding for the purpose of clause (i) any such adverse effect resulting from or arising out of: (A) the announcement, pendency or consummation of the Offer or the Merger (including any loss of or adverse change in the relationship of the Target and its Subsidiaries with their respective employees, customers, partners or suppliers related thereto); (B) the identity of Parent or any of its Affiliates as the acquirer of the Target or any facts or circumstances concerning Parent or any of its Affiliates; (C) general economic, financial market or political conditions; (D) general conditions in the industry in which the Target and its Subsidiaries operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world; (E) any changes (after the date hereof) in GAAP or Applicable Law (or interpretations thereof); (F) any adoption, implementation, repeal, modification, reinterpretation or proposal of any law, regulation or policy by, the FDA or any other Governmental Authority, or any panel or advisory body empowered or appointed thereby, in each case, after the date hereof; (G) the determination by, or the delay of a determination by, any Governmental Authority (other than the FDA), or any panel or advisory body empowered or appointed thereby, in each case, after the date of the Merger Agreement, with respect to the approval or non-approval of any of the Target’s or its Subsidiaries’ products which have not, as of the date of this hereof, been approved or cleared by such Governmental Authority; (H) (1) any recall of any Medical Device by the FDA, other than any recall that has resulted in or would reasonably be expected to result in the incurrence by the Target of direct costs (as determined in accordance with GAAP consistently applied) exceeding $7,500,000, in which case the full extent of the effects of such recall shall be taken into account in determining whether or not there has been a Company Material Adverse Effect, and (2) any issuance of a warning letter by the FDA or the receipt of Form 483 observations from the FDA, other than a corporate-wide warning letter from the FDA; (I) the taking of any specific action, or refraining from taking any specific action, in each case at the written direction of Parent or as expressly required by this Agreement; (J) any Stockholder Litigation; (K) any acts of terrorism or war or any weather-related event, fire or natural disaster or any escalation thereof; or (L) any failure by the Target to meet internal or analysts’ estimates or projections, performance measures, operating statistics or revenue or earnings predictions for any period or a decline in the price or trading volume of the Shares (provided, however, that, except as otherwise provided in this definition, the underlying causes of such failure or decline may be taken into account in determining whether there is a Company Material Adverse Effect has occurred); provided, further, in the case of clauses (C), (D) and (E), such effect may be taken into account in determining whether or not there has been a Company Material Adverse Effect to the extent such effect has a materially disproportionate adverse effect on the Target and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Target and its Subsidiaries operate, in which case the entire incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Company Material Adverse Effect.

Capitalized terms used and not defined in the definition of “Company Material Adverse Effect” shall have the same meaning set forth in the Merger Agreement.

G.	REPRESENTATIONS AND COVENANTS

Representations and Warranties:

Usual for this type of transaction and to be in respect of the Borrower and be subject to agreed materiality thresholds and agreed exceptions.

To include representations in relation to the Offer and the Acquisition Documents.

Unless expressed to be given at or as of a specific date only, and subject to the Certain Funds Provision, the representation and warranties will be deemed to be repeated on the date of each drawdown request, each drawdown date and on the last day of each interest period.

Affirmative Covenants:	Usual for this type of transaction and to be in respect of the Borrower and be subject to agreed materiality thresholds and agreed exceptions, including, but not limited to:

(a) maintaining its status of the listed company to the first section of the Tokyo Stock Exchange

(b) covenants in relation to the Offer and the Acquisition Documents

Financial Covenant:	Maintain the amount in the asset column (shisan-no-bu) of the consolidated financial statement of the Borrower for each year no less than 50% of such amount for the previous financial year.

The financial covenant will be tested for each annual accounting period.

Negative Covenants:	Usual for this type of transaction and to be in respect of the Borrower and to be subject to agreed materiality thresholds and agreed exceptions, including, but not limited to:

(a)     restrictions to amend, modify, waive, consent or take any other similar action to the terms of the Offer Documents or Acquisition Documents in a way that would be materially adverse to the interests of the Lenders (it being understood and agreed that any reduction in the purchase price itself shall not be deemed to be materially adverse); and

(b) a negative pledge on the ability of the Borrower and the Acquiror to provide security to its other creditors (subject to an exception for business operation purposes).

Prior to the consummation of the Merger, all Margin Stock (within the meaning of Regulation U) will be excluded from any provision of the Facilities Documentation that restricts the pledge, sale or other disposition of assets (or makes such pledge, sale or other disposition a basis for default or acceleration of the Facilities).

Reporting Requirements:	Usual for this type of transaction and to include for the Borrower and the Acquiror, but not limited to:

(a)     (i) delivery of quarterly consolidated financial statements of the Borrower within 45 days of each quarter end; and (ii) annual audited consolidated financial statements of the Borrower within 90 days of each year end;

(b)     (i) reasonable details of any litigation or proceedings which would reasonably be expected to have a Material Adverse Effect; (ii) details of any Potential Event of Default or actual Event of Default; (iii) reasonable details of any breach of the provisions of any of the Acquisition Documents and/or any claims made under those documents; (iv) information reasonably requested by the Lenders regarding the Borrower’s ownership of the shares of the Target and progress of the Offer, (v) notice of any amendment to the Articles of Incorporation (teikan), regulation of board of directors (torishimariyakukai kisoku) (if any) (or any equivalent thereof) and the commercial registration record (genzai jiko zenbu shomeisho); (vi) changes to year end or quarterly accounting dates; (vii) amendment to or waiver in relation to the Offer and the Acquisition Documents and (viii) such other information as the Facility Agent may reasonably require; and

(c) compliance with all know your customer requirements.

The matters available through EDINET or TDnet will be excluded from the reporting requirements above.

H.	EVENTS OF DEFAULT

Events of Default:	Usual for this type of transaction and to be in respect of the Borrower and to be subject to agreed materiality thresholds, grace periods and other appropriate carve outs to be agreed.

I.	MISCELLANEOUS

Material Adverse Effect:	Any change, circumstance, effect, event or occurrence (or continuation of circumstances) that creates, or is reasonably likely to create, a material adverse effect on:

(a) the business, operations, property, condition (financial or otherwise) or results of operation or prospects of the Borrower; or

(b) the ability of the Borrower to perform its obligations under the Finance Documents; or

(c) the validity or enforceability of, the Finance Documents or the rights or remedies of any finance party under any of the Finance Documents.

Illegality/Increased Costs/ Indemnities:	Usual for these types of facilities.

Assignments/Transfers:	No assignment or transfer by the Borrower. Lenders free to assign/transfer participations in the relevant facilities after consultation with the Borrower.

Lenders free to sub-participate/sub-contract obligations under the Facilities.

Majority Lenders:	Except as provided in the Commitment Letter, Lenders having aggregate commitments and/or outstandings as appropriate in excess of 50%.

Provisions requiring all Lender consent to certain customary amendments and waivers will be included.

Costs and Expenses:	The Borrower will, or will procure that its subsidiaries will, reimburse (a) the Mandated Lead Arranger and the Facility Agent against all costs and expenses (including legal fees, disbursements and other out of pocket expenses) or other payments, in each case, reasonably incurred or made by the Mandated Lead Arranger or the Facility Agent in connection with any amendment or waiver with respect to the Finance Documents and (b) the Facility Agent against all out of pocket expenses (including legal fees, disbursements and other out of pocket expenses) incurred in connection with the enforcement of the Finance Documents.

Taxes, Stamp Duty etc.:	The Borrower shall bear all stamp duty, registration and other similar taxes payable in respect of the Finance Documents.

Publicity:	Any publicity regarding the Facilities to be agreed in advance by the Mandated Lead Arrangers and the Borrower.

Governing Law and Jurisdiction:	Laws of Japan; provided, however, that it is understood and agreed that (a) the interpretation of the definition of “Company Material Adverse Effect” (and whether or not a Company Material Adverse Effect has occurred) and (b) the determination of the accuracy of any Specified Merger Agreement Representation and whether as a result of any inaccuracy thereof you have, or your affiliate has, the right to terminate your or your affiliate’s obligations under the Merger Agreement, in each case shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, to the extent permissible and available under the applicable laws. The Tokyo District Court has exclusive jurisdiction to settle any dispute arising out of or in connection with Facilities Agreement. The parties agree that the Tokyo District Court is the most appropriate and convenient court to settle disputes and accordingly no party will argue to the contrary. This submission to jurisdiction is for the benefit of UBS and UBS shall not be prevented from taking proceedings relating to a dispute in any other courts with jurisdiction.

Mandated Lead Arranger/Facility Agent’s Counsel:	Clifford Chance Law Office.

APPENDIX

CONDITIONS PRECEDENT

Capitalized terms used but not defined in this Appendix shall have the meanings set forth in the Commitment Letter and the Term Sheet. The funding of the Facilities shall be subject only to the following conditions precedent:

A.	Conditions Precedent to Initial Drawdown

(a)	(i) The conditions to the Acquiror’s obligation to purchase shares of the Target pursuant to the Agreement and Plan of Merger, dated as of March 12, 2012, by and among the Target, the Parent and the Acquiror (together with the exhibits and disclosure schedules thereto, the Merger Agreement), shall have been satisfied in all material respects without giving effect to any amendment, modification or waiver thereof or any consent thereunder which is materially adverse to the Mandated Lead Arranger, the Facility Agent or the Lenders without the prior written consent of the Facility Agent (which consent shall not be unreasonably withheld) (it being understood and agreed that any reduction in the purchase price shall not be deemed to be materially adverse) and (ii) the Acquiror shall have accepted for purchase shares of the Target pursuant to the Offer in accordance with the Merger Agreement representing at least two-thirds (66 2/3%) of the shares of the Target on a fully diluted basis, including any shares of the Target already owned by the Borrower and its affiliates (“fully diluted basis” in this context means the number of shares of the Target’s common stock outstanding at the date of determination, together with the shares which the Target may be required to issue pursuant to warrants, options or other obligations outstanding at that date under employee stock or similar benefit plan or otherwise, whether or not vested or than exercisable; provided, however, that unless specified otherwise in the Merger Agreement, the potential dilutive effect attributable to (i) Acquiror’s option to purchase authorized and unissued shares from the Target pursuant to an option granted under the Merger Agreement and (ii) the preferred stock purchase rights issued under the Shareholder Rights Agreement dated as of April 23, 2008, between the Target and Computershare Trust Company, N.A. shall not be taken into account). The terms of the Merger Agreement shall not have been amended, modified or waived (in each case other than any such amendments, modifications or waivers that are not materially adverse to the Mandated Lead Arranger, the Facility Agent or the Lenders), unless consented to by the Facility Agent (which consent shall not be unreasonably withheld). The Merger Agreement is in form and substance reasonably satisfactory to the Facility Agent.

(b)	The Borrower shall have executed and delivered the definitive financing documentation for the Facilities (the Finance Documents) and the Acquisition, including, without limitation, the Merger Agreement (collectively, the Acquisition Documents), in each case, which shall be consistent with the Term Sheet and the Documentation Principles and shall be subject to the Certain Funds Provision.

(c)	The Facility Agent shall have received evidence that the Borrower has paid all costs, fees and expenses (including, without limitation, legal fees and expenses) due and payable to the Mandated Lead Arranger, the Facility Agent or the Lenders under the Commitment Letter, the Fee Letter and the Finance Documents, in each case to the extent invoiced at least two (2) business days prior to the initial drawdown date.

Appendix 1

(d)	The Facility Agent shall have received all documentation required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act, which shall be reasonably requested in writing.

(e)	The Facility Agent shall have received no later than on the Closing Date the following, in each case subject to the Certain Funds Provision: (i) customary borrowing certificates, (ii) a certificate of an officer of the Borrower as to the solvency of the Borrower and its subsidiaries, taken as a whole, on a consolidated basis, (iii) an incumbency certificate of the Borrower, (iv) a legal opinion from approved counsel in Japan addressed to the finance parties and (v) certified copies of the Articles of Incorporation (teikan) (or any equivalent thereof), regulation of board of directors (torishimariyakukai kisoku) and the minutes of board resolution (torishimari yakukai gijiroku) or other equivalent corporate authorizing resolutions for the Borrower together with original certificates of commercial registration record (genzai jiko zenbu shomeisho) and certificates of registered seal impression (inkan touroku shomeisho) for the Borrower.

(f)	The Facility Agent shall have received copies of all Transaction Documents.

(g)	The Facility Agent shall have received copies of final accounting and tax due diligence reports prepared by qualified professionals in respect of the Target.

(h)	The Facility Agent shall have received a copy of any other customary authorisation or document, opinion or assurance reasonably requested by the Facility Agent in connection with the entry into, performance, validity and enforceability of any document relating to the Facilities Agreement.

(i)	The Facility Agent shall have received copies of the finalized capital, lending and tax structure (to include final versions of the structure papers addressed to the lenders) relating to the Facilities and the Acquisition.

B.	Conditions Precedent to Second Drawdown

(a)	The Facility Agent shall have received copies of all Acquisition Documents (not already provided at initial drawdown).

(b)	The Merger shall be consummated in accordance with the Merger Agreement concurrently with or within a reasonable time period following the funding of the Facilities, without giving effect to any amendment, modification or waiver thereof or any consent thereunder which is materially adverse to the Mandated Lead Arranger, the Facility Agent or the Lenders without the prior written consent of the Facility Agent (which consent shall not be unreasonably withheld) (it being understood and agreed that any reduction in the purchase price shall not be deemed to be materially adverse).

C.	Conditions Precedent to Each Drawdown

On the date of request for a drawdown and on the relevant drawdown date:

(a)	Subject to the Certain Funds Provision, representations and warranties shall be true and correct in all material respects.

(b)	The Borrower shall have delivered a pre-notice of drawdown request by no later than 10 a.m. (Tokyo time) three (3) business days prior to the proposed drawdown and shall also have delivered a formal drawdown request by no later than 2 p.m. (Tokyo time) two (2) business days prior to the proposed drawdown, both in accordance with the terms of the Finance Documents.

Appendix 2

(c)	No Default or Event of Default shall have occurred and be continuing or would occur as a result of drawdown of the relevant facility.

Appendix 3